June 3, 2019

Emmanuel Clarke
Chief Executive Officer
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke HM08
Bermuda

       Re: PartnerRe Ltd.
           Registration Statement on Form F-3
           Filed May 23, 2019
           File No. 333-231716

Dear Mr. Clarke:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Scott Miller, Esq.